

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2023

Paul Berns
Chief Executive Officer
Neumora Therapeutics, Inc.
65 Grove Street
Watertown, Massachusetts 02472

> **Re: Neumora Therapeutics, Inc.**
> **Amendment No. 7 to Draft Registration Statement on Form S-1**
> **Submitted May 2, 2023**
> **CIK No. 0001885522**

Dear Paul Berns:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 7 to Draft Registration Statement on Form S-1 submitted May 2, 2023

Cover Page

1. Please disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page. Please also ensure the disclosure is consistent with your underwriting agreement.

Prospectus Summary
Overview, page 1

2. We note your revised disclosure here and throughout the Prospectus that in a Phase 2 clinical trial, "NMRA-140 monotherapy treatment demonstrated clinically meaningful and statistically significant improvements in symptoms of depression, anhedonia and anxiety

in patients with moderate to severe MDD and demonstrated a favorable safety profile, which we believe has the potential to provide significant advantages relative to the standard of care, if approved." Please revise this disclosure as follows:

- replace the phrase "clinically meaningful" with a description of the objective data observed in the trial;
- define the phrase "statistically significant" where first used, describing the trial's endpoints;
- remove statements regarding the "favorable safety profile" of the treatment, as conclusions regarding safety are determinations that are solely within the purview of the FDA and similar foreign regulatory bodies; and
- where you describe the data and results of the trial also clearly disclose the clinical trial failed to reach its primary endpoint.

3. We note your statements here and throughout the prospectus that drug candidates employing patient selection biomarkers were more likely to be successful than those without patient selection biomarkers. Namely, we note the following: "From 2011 to 2020, clinical development success rates for new drug candidates that employed patient selection biomarkers were approximately 16% compared to approximately 8% for those without patient selection biomarkers." Please revise your disclosure to provide a source for the cited statement and to clarify that employing a patient biomarker does not necessarily mean that your product candidates will be approved and commercialized, and that no final determinations regarding your candidates have been made by the FDA at this time. Please also note that clinical development success rates are based on a variety of factors that may not be consistent across drug candidates, only one input of which may be the use of patient biomarkers. Alternatively, please remove these statements.

4. We note your newly added statement on page 2 and elsewhere that you believe your Precision Toolbox "will enable [you] to execute potential strategies to help identify biomarkers that can be used to maximize clinical trial efficiency and outcomes, and expand life cycle management opportunities, resulting in a greater likelihood of matching the right drug for the right patient." Please revise this statement in each place that it appears to remove the implication that you may progress through the clinical trial process at a faster rate, as this is unknown and not entirely within your control, and to remove the implication that your product candidates will necessarily be approved for use in patients and reach commercialization.

Our Pipeline, page 2

5. We note you now depict the clinical progress of four different studies for NMRA-140's major depressive disorder indication in your pipeline table. Please revise to remove the individual study progress rows and revert to a single row depicting the overall current phase of development for the program.

6. Please revise your pipeline table to remove the NMRA-140 for neuropsychiatric disorders program given your disclosure on page 3 and elsewhere stating that you "intend to explore

and evaluate" its potential, implying that you are not currently developing NMRA-140 in this indication.

7.   We note you removed the description of your NMRA-GCASE program here and reduced its discussion in the Business section. We also note the NMRA-NMDA program's limited discussion in the prospectus. Please revise to remove these programs from your pipeline tables as the programs do not appear material based on your disclosure. Alternatively, provide an analysis supporting your determination that the programs are material and revise your disclosure accordingly.

Our Strategy, page 4

8.   We note your reference to your "differentiated IP position" both here and page 119. Please revise to explain why your IP position is different from your competitors, as it is not apparent from your disclosure, or remove the term.

Intellectual Property, page 131

9.   We note your revised disclosure providing the expected expiration date of the last issued patent from the patent families licensed to you from TSRI for your NMRA-140 program. Please revise to disclose the expiration of all material patents for your NMRA-140 program.

You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Phillip Stoup, Esq.